FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

August 18, 2009

Item 3: News Release:

A news release dated and issued on August 18, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Closes First Tranche of Private Placement

Item 5: Full Description of Material Change:

Vancouver, Canada, Aug 18th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV, OTCBB – CVVUF, Frankfurt – DH7)  (“CanAlaska” or the “Company”) is pleased to announce that it has closed the first tranche of its non-brokered private placement previously announced in its news release of July 23, 2009, and has issued a total of 4,411,764 units at $0.17/unit (“Unit”) for gross proceeds of $750,000.  Of the 4,411,764 Units issued, 2,941,175 ($500,000) were issued to the MineralFields Group.

In connection with this closing, the Company has paid an aggregate of $37,500 in cash and issued an aggregate of 220,587 compensation options, as finders’ fees.  Each compensation option entitled the holder thereof to acquire one Unit at a price of $0.17/Unit for a period of 24 months.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring December 15, 2009.

The proceeds from this private placement will be applied towards ongoing uranium exploration at the Company’s projects, including additional drilling at the Fond Du Lac project.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of August 2009.